# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Guaranty Bancshares, Inc., CIK 0001408534
CUSIP: 32043P106
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 400 EAST THOMAS STREET, HAMMOND, Louisiana (LA), 70401
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0001437749-23-003350
Filed by CIK 0001409022
Persons authorized to receive notices and communications: Edgar R. Smith III, 63399 Highway 51 North, Roseland, Louisiana (LA), 70456, (985) 748-6572

## Reporting persons
- Smith Edgar R. III (CIK 0001409022): type of reporting person: individual (IN); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 2,867,467; shared voting power 0; sole dispositive power 2,867,467; shared dispositive power 0; aggregate amount beneficially owned 2,867,467 (18.2% of the class)
- Smith & Hood Holding Company, LLC (CIK 0001685288): type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,062,817; sole dispositive power 0; shared dispositive power 1,062,817; aggregate amount beneficially owned 1,062,817 (6.7% of the class)
- Smith & Hood Investments, LLC (CIK 0001653020): type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 341,437; sole dispositive power 0; shared dispositive power 341,437; aggregate amount beneficially owned 341,437 (2.2% of the class)
- Big 4 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 340,344; shared voting power 0; sole dispositive power 340,344; shared dispositive power 0; aggregate amount beneficially owned 340,344 (2.2% of the class)
- Smith-Hoover Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 20,063; sole dispositive power 0; shared dispositive power 20,063; aggregate amount beneficially owned 20,063 (0.1% of the class)
- MACSMITH LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 21,907; sole dispositive power 0; shared dispositive power 21,907; aggregate amount beneficially owned 21,907 (0.1% of the class)
- SMITH & TATE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 537,266; sole dispositive power 0; shared dispositive power 537,266; aggregate amount beneficially owned 537,266 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: First Guaranty Bancshares, Inc.
Address of issuer's principal executive offices: 400 EAST THOMAS STREET, HAMMOND, Louisiana (LA), 70401
Comment:
Explanatory Note

This Amendment No. 7 amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023, as previously amended and restated by the Amendment No. 1 on Schedule 13D originally filed with the SEC on February 21, 2023, the Amendment No. 2 on Schedule 13D originally filed with the SEC on June 2, 2023, the Amendment No. 3 on Schedule 13D originally filed with the SEC on September 1, 2023, the Amendment No. 4 on Schedule 13D filed with the SEC on February 14, 2024, and the Amendment No. 5 on Schedule 13D originally filed with the SEC on February 14, 2024 (collectively, the "Original Statement") by Edgar R. Smith III; Smith & Hood Holding Company, LLC; Smith & Hood Investments, LLC; Big 4 Investments, LLC; and Smith-Hoover Investments LLC; MACSMITH LLC; and Smith & Tate Investments, LLC with respect to the common stock, $1.00 par value per share (the "Common Stock"), of First Guaranty Bancshares, Inc., a Louisiana corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Original Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

This Amendment No. 7 is being filed to reflect the purchase of Common Stock by Smith & Tate Investments, LLC directly from the Issuer in a private placement completed on December 31, 2025 (the "December Private Placement") and the acquisition of Common Stock from the Issuer pursuant to the terms of the First Amendment to the Promissory Note, dated as of June 4, 2025, by and between the Issuer and Smith & Tate Investments, LLC (the "Promissory Note Amendment") and the First Amendment to the First Guaranty Bancshares, Inc. Floating Rate Subordinated Note due March 28, 2034, dated as of June 4, 2025, by and between the Issuer and Smith & Tate Investments, LLC (the "Subordinated Note Amendment").The Promissory Note Amendment and the Subordinated Note Amendment were filed as Exhibit 10.1 and Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on June 9, 2025. This Amendment No. 7 also reflects changes in the percentage of outstanding shares of the Common Stock held by the undersigned following the December Private Placement. Finally, this Amendment No. 7 reflects other transactions since the most recent amendment, which did not collectively result in a material change with respect to the reporting person's ownership of Issuer Common Stock.

This Schedule 13D relates to the common stock, $1.00 par value per share (the "Common Stock"), of First Guaranty Bancshares, Inc., a Louisiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 East Thomas Street, Hammond, Louisiana 70401.

The Issuer had 15,793,433 shares of Common Stock outstanding as of January 2, 2026, after giving effect to the December Private Placement and the issuance of shares pursuant to the Promissory Note Amendment and the Subordinated Note Amendment. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by or on behalf of (i) Edgar R. Smith III, an individual resident of the state of Louisiana; (ii) Smith & Hood Holding Company, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Holding LLC"); (iii) Smith & Hood Investments, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Investments, LLC"); (iv) Big 4 Investments, LLC is a Louisiana limited liability company of which Mr. Smith is the sole member ("Big 4"); (v) Smith-Hoover Investments LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Smith-Hoover"); MACSMITH, LLC, a Louisiana limited liability company of which Mr. Smith is a member of a member ("MACSMITH"); and Smith & Tate Investments, LLC ("Smith & Tate"), a Louisiana limited liability company of which Mr. Smith is a member of a member (each, a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address of Edgar R. Smith III is 63399 Highway 51 North, Roseland, LA 70456. The address of Holding LLC and Investments, LLC is 11239 Highway 16, Amite, LA 70422. The address of Big 4 is 63399 Highway 51 North, Roseland, LA 70456. The address of Smith-Hoover is 1250 Southwest Railroad Avenue Suite 230 A, Hammond, LA 70403. The address of MACSMITH is 40089 Deer Creek Drive, Ponchatoula, LA 70454. The address of Smith & Tate is 63399 Highway 51 North, Roseland, LA 70456.
Present principal occupation or employment: Mr. Smith's principal occupation is entrepreneur primarily engaged in manufacture and/or distribution of lubricants, oil, and related products of lubricants, as well as a trucking business. The principal business of Holding LLC is to invest in Issuer securities. The principal business of Investments, LLC is managing investments, including but not limited to Issuer securities, as well as holding real estate. The principal business of Big 4 is investments, including Issuer securities, Issuer debt and real estate. The principal business of Smith-Hoover is investments, including Issuer securities and real estate. The principal business of MACSMITH is to invest in commercial real estate and hold Issuer securities. The principal business of Smith & Tate is managing investments, including but not limited to Issuer securities and debt.
Criminal convictions in the last five years: During the last five years, no Reporting Person, nor to Mr. Smith's knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person, nor to Mr. Smith's knowledge any general partner or person acting in such capacity of each Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This Schedule 13D is being filed by or on behalf of (i) Edgar R. Smith III, an individual resident of the state of Louisiana; (ii) Smith & Hood Holding Company, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Holding LLC"); (iii) Smith & Hood Investments, LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Investments, LLC"); (iv) Big 4 Investments, LLC is a Louisiana limited liability company of which Mr. Smith is the sole member ("Big 4"); (v) Smith-Hoover Investments LLC, a Louisiana limited liability company of which Mr. Smith is co-owner ("Smith-Hoover"); MACSMITH, LLC, a Louisiana limited liability company of which Mr. Smith is a member of a member ("MACSMITH"); and Smith & Tate Investments, LLC ("Smith & Tate"), a Louisiana limited liability company of which Mr. Smith is a member of a member (each, a "Reporting Person" and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of shares by Smith & Tate in the December Private Placement was funded by contributions by Mr. Smith and the other member of Smith & Tate; Mr. Smith funded his contribution from existing liquidity. The majority of the shares owned by each Reporting Person was owned prior to the Issuer becoming a reporting company and the remainder were purchased on the open market or the result of a dividend reinvestment program open to all shareholders. The acquisition of shares pursuant to the Promissory Note Amendment and the Subordinated Note Amendment were made pursuant to pre-existing agreements between Smith & Tate and the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Smith currently serves as a director of the Issuer. None of the Reporting Persons has any present plan or proposal that would result in any actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Smith in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Smith as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Smith may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,867,467 shares of Common Stock, or 18.16% of the outstanding shares of Common Stock. Holding LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 1,062,817 shares of Common Stock, or 6.73% of the outstanding shares of Common Stock. Investments, LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 341,437 shares of Common Stock, or 2.16% of the outstanding shares of Common Stock. Big 4 may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 340,344 shares of Common Stock, or 2.15% of the outstanding shares of Common Stock. Smith-Hoover may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 20,063 shares of Common Stock, or 0.13% of the outstanding shares of Common Stock. MACSMITH may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 21,907 shares of Common Stock, or 0.14% of the outstanding shares of Common Stock. Smith & Tate may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 537,266 shares of Common Stock, or 3.40% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Smith may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 2,867,467 shares of Common Stock, or 18.16% of the outstanding shares of Common Stock. Holding LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 1,062,817 shares of Common Stock, or 6.73% of the outstanding shares of Common Stock. Investments, LLC may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 341,437 shares of Common Stock, or 2.16% of the outstanding shares of Common Stock. Big 4 may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 340,344 shares of Common Stock, or 2.15% of the outstanding shares of Common Stock. Smith-Hoover may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 20,063 shares of Common Stock, or 0.13% of the outstanding shares of Common Stock. MACSMITH may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 21,907 shares of Common Stock, or 0.14% of the outstanding shares of Common Stock. Smith & Tate may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 537,266 shares of Common Stock, or 3.40% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in Item 3 above or as reported on a Statement of Change of Beneficial Ownership on Form 4 (including the December Private Placement and the acquisition of shares pursuant to the Promissory Note Amendment and Subordinated Note Amendment), no Reporting Person has effected any transactions in shares of the Issuer's shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement except for the owners listed herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement* (Incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed by Edgar R. Smith III with the Securities and Exchange Commission on July 15th, 2025.)

*Previously filed

## Signatures
- Smith Edgar R. III: /s/ Edgar R. Smith III, Edgar R. Smith III (01/05/2026)
- Smith & Hood Holding Company, LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member (01/05/2026)
- Smith & Hood Investments, LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member (01/05/2026)
- Big 4 Investments, LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member (01/05/2026)
- Smith-Hoover Investments, LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member (01/05/2026)
- MACSMITH LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member, CAM2 Holdings, LLC, member of MACSMITH, LLC (01/05/2026)
- SMITH & TATE INVESTMENTS, LLC: /s/ Edgar R. Smith III, Edgar R. Smith III/Member and Manager (01/05/2026)